FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 260,672
Restricted cash	100,000
Due from affiliate	24,401
Other assets	8,410
Furniture and equipment, net	127,530
Total Assets	$ 521,013

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payables and accrued expenses	$ 7,503
Payable to broker-dealers and clearing organizations	42,096
Deferred rent	27,330
Due to affiliate	5,577
Other liabilities	163
Total Liabilities	82,669
MEMBERS' EQUITY	
Preferred Unit shares issued, 3 shares	1,500,000
Common Unit shares issued, 100,000 shares	1,660,123
Accumulated equity (deficit)	(2,721,779)
Total Members' Equity	438,344
Total Liabilities and Members' Equity	$ 521,013

The accompanying notes are an integral part of this financial statement.